

INVEST IN **SISU + LÖYLY**

Destination Bathhouse Build on Lake Superior

sisuandloyly.com   Grand Marais, MN   ⊙   B2C   Health & Fitness   Recreation

Highlights

1   Featured in The New York Times, Travel & Leisure Magazine, Chicago Tribune and MPLS Star Tribune

2   3 years of YoY revenue growth

3   Established brand with loyal customer base

(4) 9 employees, extremely low staff turnover

(5) Launched one of the first public floating sauna in the USA

Featured Investor



Cynthia Froid
Syndicate Lead

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Invested $10,000 ⓘ

"I am thrilled to have the opportunity to be an early investor in the Sisu + Löyly bathhouse project in Grand Marais, MN. I have been a loyal Sisu + Löyly customer since their opening four years ago, and their saunas are a highlight during my visits to the North Shore of Lake Superior. Between the jaw-dropping views, and Katie's equally impressive vision, this project is uniquely positioned to become a world class wellness destination. As a small business owner myself, I am dedicated to supporting other female entrepreneurs whose businesses contribute to the growth of their local economies. As an early investor in Watershed Spa, a thriving Bathhouse in Minneapolis, MN, I have witnessed first hand the enthusiasm for the bathhouse culture and the health benefits rooted in Nordic traditions. Katie Usem has successfully bootstrapped Sisu + Löyly to a position of market leadership in the thermal bathing arena, and she is well-positioned for growth. I have no doubt that this project will be a great success, and I believe Katie is the right person to bring it to life."

Our Team



Katie Usem   CEO

Founder of Sisu + Löyly / Sauna Sirens Board Member / Citi and Thrivent Alum / MBA



Sam Usem   Partner

Sr. Enterprise Architect at the Mayo Clinic / 3M, US Bank and Sezzle Alum



Francis Aguillard   Lead Architect



Francis Aguillard Lead Architect

Founder and Principal at One With_Architecture / Henning Larsen Alum / Bathhouse Enthusiast



Tabitha Blanchard Director of Hospitality

3 Years with Sisu + Löyly / Founder of TABLA Bake Lab / North House Instructor / Fika Coffee Alum



Kailer Overman Director of Operations

3 Years with Sisu + Löyly / North Shore Winery / Mother Earth Garden Alum



Abby Van Dusen Program Director

3.5 Years with Sisu + Löyly / Scheduling and Reservations Expert / Sauna Aficionado

Pitch


Sisu+ Löyly
Building a Destination Bathhouse on Lake Superior



Busy schedules and established routines do not include enough time in nature.



The modern digital world keeps us tethered to screens & devices.



Thermal bathing in nature offers an escape from routine, relieves stress & fosters connection.



Saunas, steam rooms, pools & lakes allow us to unplug and escape the screens

Water is Therapeutic

"Blue Spaces evoke awe, a distinct emotion that diminishes the default focus you have on yourself, especially when you encounter something vast like a towering waterfall. 'We find inherent gratification in feeling like we are part of something larger.

Unlike, say, a busy city street or a computer screen, the rate at which stimuli are coming at us in nature is much slower,' said Cindy Frantz, a social and environmental psychologist and the chair of psychology at Oberlin College and Conservatory."

The Washington Post



From our shore in Grand Marais, we look out at the largest freshwater lake on Earth — vast, wild, and alive with 10% of the planet's fresh water.

Sisu+
Löyly







Proof of Concept

Proven success in providing authentic sauna, cold plunge & spa services in nature.



 (4) years in operation





3 consecutive years of revenue growth

2 lakeside saunas + showers

1 unforgettable property



Local, Regional & National Recognition





























The New York Times · WSJ · USA TODAY

The Minnesota Star Tribune · Midwest Living · AFAR · Mpls St Paul Magazine

WTIP 90.7FM · Travel + Leisure · Twin Cities Business · Chicago Tribune

WDIO abc · Duluth News Tribune · Explore Minnesota · TCL Twin Cities Live

The Sauna & Bathhouse explosion has made National Media in 2025









The Economist
Saunas are so hot right now
Demand for private and public places to sweat is sizzling
The New York Times
The Smoking Hot Return of Bathing Culture
Saunas and other water-based amenities are booming in societies that once turned their backs on them.
VOGUE
In America's Cities, Saunas Are Becoming the Hottest Social Spot
THE WALL STREET JOURNAL.
How the Sauna Became the Hottest Place to Network
Sweating in elite new supersize saunas—with anywhere from one to 90 other people—produces a unique sort of connection.
How Bathhouses Have Become the Latest Wellness Social Hubs | Artful Living Magazine
artfulliving.com
THE NEW YORKER
OTHERSHIP, THE SOULCYCLE OF SPAS

Our offering is at the intersection of 3 powerful market trends





Social Wellness Rise
People are seeking "3rd Places"

Thermal Bathing Renaissance

that offer social connection outside of the home and office environments.



Saunas and bathhouses have soared in popularity following the pandemic.

Wellness Spending Boom
Wellness spending is growing at an estimated 7.3% per year according to the Global Wellness Institute.

The Global Wellness Economy is Booming





Global Wellness Economy Market Size and Growth Projections, 2017-2028

Valued at **$6.3T in 2023**, the sector has grown steadily with a **5.9% CAGR (2019–2023)**.

Looking ahead, growth is projected to **accelerate to 7.3% CAGR**, pushing the market to nearly **$9T by 2028**.

Wellness isn't a trend — it's one of the fastest-growing industries in the world, and we're positioned squarely in its path.

With the growing wellness market and Sisu + Löyly's history of success, we anticipate investors could potentially see a return on their investment through a future acquisition.

Sisu + Löyly is in a Premier Destination Market

 

The North Shore attracts **1.2 million tourists** annually, establishing our location as a premier destination market.

 

International Wilderness Gateway to the BWCA and Isle Royale National Park, welcoming **160,000+ annual visitors** seeking wilderness experiences.

 

Lutsen Mountain, just 21 miles away, brings **120,000 skiers** each winter. Cook County's cross country ski trail network is the **largest in**

 

50% of existing customers travel from Twin Cities metro **(3.7M pop.)** plus accessible day-trip markets in the Duluth MN–WI & Thunder















North America, totaling over 400 km.

Bay, ON metros. (combined 425K pop.)

Sisu + Löyly
WELCOME

Sisu + Löyly

What's Next?

Sisu + Löyly is expanding. We are building a modern bathhouse facility for our community and the 1.2 million visitors who vacation on the North Shore of Lake Superior every year.








** Early renderings, subject to change **



New Bathhouse Experiences

- Warm Pool
- Steam Room
- Larger Sauna with Lake Superior Views
- Cold Plunge Pool
- Lakeside patio

** Inspiration **



Sisu + Löyly

Join us in Redefining Nature-Based Thermal Experiences




Thank You



The Sisu + Löyly Nordic Sauna Experience is situated on the East Bay of Lake Superior in the charming harbor town of Grand Marais, Minnesota. Sisu +Löyly opened in 2021 and has built a loyal customer base and following. We have garnered national media attention with features in The New York Times and Travel & Leisure Magazine.

Now is the time to scale our operations and expand our flagship facility to feature a modern bathhouse along side our original saunas. According to a McKinsey & Company article published in May of 2025, "wellness is more important to consumers than ever. In the United States alone, we estimate that it represents more than $500 billion in annual spend, growing at 4 to 5 percent each year." New bathhouse projects around the country are being announced seemingly every week.

The new hot and warm pools will offer stunning views of Artists Point and Lake Superior. The bathhouse will feature a steam room, large sauna and a cold plunge pool as well as a lounge with a snack and beverage bar. There are currently 9 staff members working at Sisu + Löyly and the new facility will create even more jobs for our rural community.

We are raising funds to demonstrate broad appeal and support for this project. Funds from this raise will be used alongside owner investment and a bank loan to bring a modern bathhouse on Lake Superior to life.